UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Sapiens International Corporation N.V.

 (Name of Issuer)

Common Shares, Par Value €0.01 Per Share

 (Title of Class of Securities)

N7716A102

(CUSIP Number)

December 31, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. N7716A102	Page 2 of 14 Pages

1	NAME OF REPORTING PERSONS. KCPS Technology Investments (2006) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 3,759,806
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 3,759,806
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,759,806
10	CHECK IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.81%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*           The calculations are based on a total of 38,309,468 Common Shares outstanding.

CUSIP No. N7716A102	Page 3 of 14 Pages

1	NAME OF REPORTING PERSONS. KCS Private Equity Partners I L.P
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 3,759,806
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 3,759,806
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,759,806
10	CHECK IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.81%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*           The calculations are based on a total of 38,309,468 Common Shares outstanding.

CUSIP No. N7716A102	Page 4 of 14 Pages

1	NAME OF REPORTING PERSONS. KCPS Private Equity Partners I (Cayman), L.P
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 3,759,806
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 3,759,806
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,759,806
10	CHECK IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.81%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*           The calculations are based on a total of 38,309,468 Common Shares outstanding.

CUSIP No. N7716A102	Page 5 of 14 Pages

1	NAME OF REPORTING PERSONS. KCS Private Equity Partners 1 L.P
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 3,759,806
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 3,759,806
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,759,806
10	CHECK IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.81%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*           The calculations are based on a total of 38,309,468 Common Shares outstanding.

CUSIP No. N7716A102	Page 6 of 14 Pages

1	NAME OF REPORTING PERSONS. KCS Private Equity Partners MP L.P
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 3,759,806
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 3,759,806
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,759,806
10	CHECK IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.81%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*           The calculations are based on a total of 38,309,468 Common Shares outstanding.

CUSIP No. N7716A102	Page 7 of 14 Pages

1	NAME OF REPORTING PERSONS. KCS Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 3,759,806
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 3,759,806
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,759,806
10	CHECK IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.81%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*           The calculations are based on a total of 38,309,468 Common Shares outstanding.

CUSIP No. N7716A102	Page 8 of 14 Pages

1	NAME OF REPORTING PERSONS. KCPS PE Investment Management (2006) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 3,759,806
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 3,759,806
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,759,806
10	CHECK IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.81%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*           The calculations are based on a total of 38,309,468 Common Shares outstanding.

Item 1(a)	Name of Issuer

Sapiens International Corporation N.V. (the "Issuer").

Item 1(b)	Address of Issuer's Principal Executive Offices

Landhuis Joonchi, Kaya Richard J. Beaujon z/n, Curaçao.

Item 2(a)-(b)	Name of Person Filing; Address of Principal Business Office or, if none, Residence

(a)	KCPS Technology Investments (2006) Ltd.

(b)	KCS Private Equity Partners I L.P

(c)	KCPS Private Equity Partners I (Cayman), L.P

(d)	KCS Private Equity Partners 1 L.P

(e)	KCS Private Equity Partners MP L.P

(f)	KCS Partners, LP

(g)	KCPS PE Investment Management (2006) Ltd.

The principal business office of each of the filing persons is One Azrieli Center, Round Tower, 30th Floor, 132 Menachem Begin St., Tel Aviv 67021, Israel.

Item 2(c)	Citizenship

Incorporated by reference to Item 4 of the cover page pertaining to each reporting person.

Item 2(d)	Title of Class of Securities

Common Shares, par value €0.01 per share, of the Issuer ("Common Shares").

Item 2(e)	CUSIP Number

N7716A102

Item 3	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4	Ownership

KCPS Technology Investments (2006) Ltd.

(a)	Amount beneficially owned: 3,759,806 Common Shares.

(b)	Percentage of class: 9.81% (the calculations are based on a total of 38,309,468 Common Shares outstanding).

Page 9 of 14 Pages

(c)	Number of shares as to which the person has:

Sole power to vote or direct the vote: N/A
Shared power to vote or direct the vote: 3,759,806
Sole power to dispose or direct the disposition of: N/A
Shared power to dispose or direct the disposition of: 3,759,806

KCS Private Equity Partners I L.P

(a)
Amount beneficially owned: 3,759,806 Common Shares.  KCS Private Equity Partners I L.P is a significant shareholder of KCPS Technology Investments (2006) Ltd.  By reason of KCS Private Equity Partners I L.P's influence over KCPS Technology Investments (2006) Ltd., KCS Private Equity Partners I L.P may be deemed to beneficially own, and share the power to vote and dispose of, the Common Shares beneficially owned by KCPS Technology Investments (2006) Ltd.

(b)	Percentage of class: 9.81% (the calculations are based on a total of 38,309,468 Common Shares outstanding).

(c)	Number of shares as to which the person has:

Sole power to vote or direct the vote: N/A
Shared power to vote or direct the vote: 3,759,806
Sole power to dispose or direct the disposition of: N/A
Shared power to dispose or direct the disposition of: 3,759,806

KCPS Private Equity Partners I (Cayman), L.P

(a)
Amount beneficially owned: 3,759,806 Common Shares.  KCPS Private Equity Partners I (Cayman), L.P is a significant shareholder of KCPS Technology Investments (2006) Ltd.  By reason of KCPS Private Equity Partners I (Cayman), L.P's influence over KCPS Technology Investments (2006) Ltd., KCPS Private Equity Partners I (Cayman), L.P may be deemed to beneficially own, and share the power to vote and dispose of, the Common Shares beneficially owned by KCPS Technology Investments (2006) Ltd.

(b)	Percentage of class: 9.81% (the calculations are based on a total of 38,309,468 Common Shares outstanding).

(c)	Number of shares as to which the person has:

Sole power to vote or direct the vote: N/A
Shared power to vote or direct the vote: 3,759,806
Sole power to dispose or direct the disposition of: N/A
Shared power to dispose or direct the disposition of: 3,759,806

Page 10 of 14 Pages

KCS Private Equity Partners 1 L.P

(a)
Amount beneficially owned: 3,759,806 Common Shares.  KCS Private Equity Partners 1 L.P is a significant shareholder of KCPS Technology Investments (2006) Ltd.  By reason of KCS Private Equity Partners 1 L.P's influence over KCPS Technology Investments (2006) Ltd., KCS Private Equity Partners 1 L.P may be deemed to beneficially own, and share the power to vote and dispose of, the Common Shares beneficially owned by KCPS Technology Investments (2006) Ltd.

(b)	Percentage of class: 9.81% (the calculations are based on a total of 38,309,468 Common Shares outstanding).

(c)	Number of shares as to which the person has:

Sole power to vote or direct the vote: N/A
Shared power to vote or direct the vote: 3,759,806
Sole power to dispose or direct the disposition of: N/A
Shared power to dispose or direct the disposition of: 3,759,806

KCS Private Equity Partners MP L.P

(a)
Amount beneficially owned: 3,759,806 Common Shares.  KCS Private Equity Partners MP L.P is a significant shareholder of KCPS Technology Investments (2006) Ltd.  By reason of KCS Private Equity Partners MP L.P's influence over KCPS Technology Investments (2006) Ltd., KCS Private Equity Partners MP L.P may be deemed to beneficially own, and share the power to vote and dispose of, the Common Shares beneficially owned by KCPS Technology Investments (2006) Ltd.

(b)	Percentage of class: 9.81% (the calculations are based on a total of 38,309,468 Common Shares outstanding).

(c)	Number of shares as to which the person has:

Sole power to vote or direct the vote: N/A
Shared power to vote or direct the vote: 3,759,806
Sole power to dispose or direct the disposition of: N/A
Shared power to dispose or direct the disposition of: 3,759,806

KCS Partners, LP

(a)
Amount beneficially owned: 3,759,806 Common Shares.  KCS Partners, LP is the general partner of all the shareholders of KCPS Technology Investments (2006) Ltd. – KCS Private Equity Partners I L.P, KCPS Private Equity Partners I (Cayman), L.P, KCS Private Equity Partners 1 L.P and KCS Private Equity Partners MP L.P.  By reason of KCS Partner, LP's control over all the shareholders of KCPS Technology Investments (2006) Ltd., KCS Partners, LP may be deemed to beneficially own, and share the power to vote and dispose of, the Common Shares beneficially owned by KCPS Technology Investments (2006) Ltd.

Page 11 of 14 Pages

(b)	Percentage of class: 9.81% (the calculations are based on a total of 38,309,468 Common Shares outstanding).

(c)	Number of shares as to which the person has:

Sole power to vote or direct the vote: N/A
Shared power to vote or direct the vote: 3,759,806
Sole power to dispose or direct the disposition of: N/A
Shared power to dispose or direct the disposition of: 3,759,806

KCPS PE Investment Management (2006) Ltd.

(a)
Amount beneficially owned: 3,759,806 Common Shares.  KCPS PE Investment Management (2006) Ltd. is the general partner of KCS Partners, LP, which in turn is the general partner of all the shareholders of KCPS Technology Investments (2006) Ltd.  By reason of KCPS PE Investment Management (2006) Ltd.'s control over KCS Partner LP, the general partner of all the shareholders of KCPS Technology Investments (2006) Ltd., KCPS PE Investment Management (2006) Ltd. may be deemed to beneficially own, and share the power to vote and dispose of, the Common Shares beneficially owned by KCPS Technology Investments (2006) Ltd.

(b)	Percentage of class: 9.81% (the calculations are based on a total of 38,309,468 Common Shares outstanding).

(c)	Number of shares as to which the person has:

Sole power to vote or direct the vote: N/A
Shared power to vote or direct the vote: 3,759,806
Sole power to dispose or direct the disposition of: N/A
Shared power to dispose or direct the disposition of: 3,759,806

Item 5	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

Incorporated by reference to Items 2 and 4 of this Schedule 13G.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect

Page 12 of 14 Pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 14, 2013	KCPS Technology Investments (2006) Ltd.

	By:	/s/ Gilead Halevy
Name: Gilead Halevy
Title: General Partner

	By:	/s/ Gilad Shavit
Name: Gilad Shavit
Title: General Partner

KCS Private Equity Partners I L.P

By KCS Partners, LP, its General Partner

By KCPS PE Investment Management (2006) Ltd., its General Partner:

By:	/s/ Gilead Halevy
Name: Gilead Halevy
Title: General Partner

By:	/s/ Gilad Shavit
Name: Gilad Shavit
Title: General Partner

KCPS Private Equity Partners I (Cayman), L.P

By KCS Partners, LP, its General Partner

By KCPS PE Investment Management (2006) Ltd., its General Partner:

By:	/s/ Gilead Halevy
Name: Gilead Halevy
Title: Title: General Partner

By:	/s/ Gilad Shavit
Name: Gilad Shavit
Title: General Partner

Page 13 of 14 Pages

KCS Private Equity Partners 1 L.P

By KCS Partners, LP, its General Partner:

By KCPS PE Investment Management (2006) Ltd., its General Partner:

By:	/s/ Gilead Halevy
Name: Gilead Halevy
Title: General Partner

By:	/s/ Gilad Shavit
Name: Gilad Shavit
Title: General Partner

KCS Private Equity Partners MP L.P

By KCS Partners, LP, its General Partner:

By KCPS PE Investment Management (2006) Ltd., its General Partner:

By:	/s/ Gilead Halevy
Name: Gilead Halevy
Title: Title: General Partner

By:	/s/ Gilad Shavit
Name: Gilad Shavit
Title: General Partner

KCS Partners, LP

By KCPS PE Investment Management (2006) Ltd., its General Partner:

By:	/s/ Gilead Halevy
Name: Gilead Halevy
Title: General Partner

By:	/s/ Gilad Shavit
Name: Gilad Shavit
Title: General Partner

KCPS PE Investment Management (2006) Ltd.

By:	/s/ Gilead Halevy
Name: Gilad Shavit
Title: General Partner

By:	/s/ Gilad Shavit
Name: Gilad Shavit
Title: General Partner

Page 14 of 14 Pages